September 12, 2019 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services

Varonis Systems, Inc.
File No. 001-36324
Form 10-Q for the Quarter Ended June 30, 2019

Dear Mr. Krikorian:

On behalf of our client, Varonis Systems, Inc. (the “Company”), we hereby submit this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 29, 2019.

To assist in your review, we have retyped the Staff’s comments (displayed in bold) below, with the Company’s responses set forth immediately below the Staff’s comments.

Form 10-Q filed on July 30, 2019

Investor Presentation
Q2 2019 Results, page 10

1.	We refer to the Q2 2019 investor presentation posted on your website. This presentation includes disclosure and analysis of “Normalized Revenue,” which you determined by multiplying reported subscription revenue by a conversion factor of 2.2. Normalized Revenue appears to be a non-GAAP measure as defined by Regulation G. Please explain why you have not identified it as such. In addition, it is not clear that presenting reported revenue as if you had been operating under a different subscription mix complies with Rule 100(b) of Regulation G. Please remove these disclosures in future presentations or tell us how you considered Rule 100 of Regulation G and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Securities and Exchange Commission

September 12, 2019

Response:

As discussed in the Company’s response to the Staff’s previous comment letter, the Company is transitioning from a perpetual license model to a subscription-based license model. This transition necessarily results in a decrease in revenues, because the cost of an annual subscription license is less than the one-time cost of the equivalent perpetual license.

The Company announced the transition on February 11, 2019 in connection with its Q4 2018 earnings announcement and at the same time provided Q1 and full year 2019 guidance. While the transition was generally welcomed by investors, they and analysts covering the Company both expressed a clear desire for additional means to allow them continued visibility into the Company’s underlying growth rate, consistent with approaches used by other companies during similar transitions.

In connection with its first quarter 2019 earnings announcement on April 29, 2019, the Company sought to address those concerns by defining a “conversion factor” to allow investors to understand better how to assess revenues from a subscription license compared to a perpetual license. Based on the average subscription license purchase price being approximately 45% of the initial equivalent perpetual license price (including first year maintenance), the Company disclosed a conversion factor of 2.2. The conversion factor is relevant only during the transition and will not be provided by the Company once it is substantially complete.

Subscription revenues accounted for 56% of the Company’s license and subscription revenues in Q2 2019, compared to 4% in the prior year period. The substantially higher mix of subscription revenues prevents any useful comparison of license and subscription revenues growth without the conversion factor. Specifically, the conversion factor enables investors to estimate the approximate value of subscription sales if sold as perpetual licenses.

The Company respectfully informs the Staff that, in its view, normalized revenues are not a non-GAAP measure. As support for this view, the Company has looked to the definition of non-GAAP financial measure in Rule 101 of Regulation G and Item 10(e) of Regulation S-K. Pursuant to that definition (with our emphasis),

“[a] non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i) [e]xcludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) [i]ncludes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

Normalized revenues do not include amounts or exclude amounts that are included in or excluded from a GAAP measure. There is no formulaic means to reconcile normalized revenues to GAAP revenues other than through the conversion factor, because the metric simply provides a means for investors to assess the Company’s performance during this period of transition.

2

Securities and Exchange Commission

September 12, 2019

The Company also considered Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. As noted above, the Company does not consider its presentation of normalized revenues to be a non-GAAP measure. In addition, with respect to Question 100.04, the Company’s presentation does not create an “individually tailored revenue recognition and measurement method.” The Company is simply applying a formulaic means to enable investors to compare subscription license revenues to perpetual license revenues for the reasons described above. The conversion factor and the resulting normalized revenues are important tools to enable investors to assess the Company’s performance during its transition from a perpetual license model to subscription-based licenses and, as discussed above, are not intended to be used, and will not be provided by the Company, once the transition is substantially complete.

In order to provide additional clarity for investors, the Company proposes to add the following disclosure to its investor presentation:

“The conversion factor of 2.2 is an estimate that reflects a three-year break-even period for a subscription license compared to a perpetual license. It is used to calculate normalized revenue, an operating metric that we use to approximate the value of subscription license sales had they been sold as perpetual licenses. Normalized revenues is a tool used by management to assess the overall performance of the company during the transition from a perpetual license model to a subscription-based license model. Management believes that normalized revenues may be useful to investors as a metric to assess such performance by facilitating a period-to-period comparison during the transition. This metric should not be viewed in isolation from other operating metrics or the GAAP and non-GAAP measures that the Company publishes.”

Components of Operating Results
Transition to Subscription-Based Business Model, page 21

2.	We note you provide the disclosure of the conversion factor for your normalized revenue calculation. Such disclosure appears to be very instructive in how to calculate the normalized revenue. Please consider expanding your disclosure to clearly explain how management uses the conversion factor and why this metric is useful to your investors. This disclosure should clearly explain that the conversion rate is an assumption and that the calculated revenue amount may not represent what revenue would be due to various uncertainties such as whether a customer purchase decision might be different based on different product offerings. In addition, consider separating this disclosure from your Annual Recurring Revenue discussion as to clearly distinguish these two disclosures.

Response:

In response to the Staff’s comment, the Company proposes to augment and clarify its future Form 10-Qs and 10-Ks as follows:

3

Securities and Exchange Commission

September 12, 2019

In the first quarter of 2019, we announced our transition to a subscription-based business model which, due to shifts in the mix of perpetual and subscription licenses, could produce significant variation in the reported revenues for a given period compared to the same period in the previous year. In order to normalize between perpetual revenues and subscription revenues, subscription revenues are multiplied by the conversion factor to yield an estimate of equivalent perpetual revenues. Based on the average subscription license purchase price being approximately 45% of the initial equivalent perpetual license price (including first year maintenance), we have disclosed a conversion factor of 2.2. We arrived at the conversion factor by considering many variables, including perpetual price list, average discount levels provided on perpetual deals, mix of new and upsell revenues and licenses sold. We believe that the conversion factor is useful to investors to assess our performance by facilitating a period-to-period comparison during the transition. This metric should not be viewed in isolation from other operating metrics or the GAAP and non-GAAP measures that we publish.

The Company will also separate this disclosure from its discussion of Annual Recurring Revenues by adding subsection headings to avoid any confusion between the topics.

* * *

In response to the comment conveyed orally to the undersigned by Becky Chow from the Staff of the SEC on July 29, 2019, the Company confirms that it will include disclosure in its future Form 10-Ks and 10-Qs stating that the Company uses the residual approach under ASC 606 because the sale price of its software licenses is highly variable.

* * *

We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at 212 819 8754 or to Dov Gottlieb at 212 819 8228.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc:	Guy Melamed, Chief Financial Officer and Chief Operating Officer, Varonis Systems, Inc. Seth Gerson, Vice President and General Counsel, Varonis Systems, Inc.

4